Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of May 30, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following is a joint press release CTWS and SJW Group issued on July 20, 2018.

SJW Group and Connecticut Water File New Application with Connecticut Public Utilities

Regulatory Authority for Approval of Merger of Equals

Go-Shop Period Concluded with No Superior Proposal Received, and Board Reaffirming the Value and

Stakeholder Benefits of the Connecticut Water and SJW Group Merger

Companies Moving Forward to Secure Required Approvals for Planned Close During Fourth Quarter 2018

Combined Company Will Be a Leading, Pure-Play Water Company with the Scale, Management,

Financial Strength and Geographic Diversity to Excel Operationally and Financially

SAN JOSE, Calif. and CLINTON, Conn. – July 20, 2018 – SJW Group (NYSE: SJW) and Connecticut Water Service, Inc. (NASDAQ: CTWS) (“Connecticut Water”) today announced that on Wednesday, July 18, 2018 they submitted a new application for the approval of their merger of equals, with the Connecticut Public Utilities Regulatory Authority (“PURA”).

“We are pleased to be moving forward with the regulatory approval process,” stated David C. Benoit, president and CEO of Connecticut Water. “We are eager to demonstrate to our regulators the clear benefits of the merger for our customers, employees and communities that can be realized through the sharing of best practices, operational expertise and resources of the combined company. Through the merger, we will have the unique benefit of being able to maintain our presence and locally-based teams of water professionals in Connecticut and Maine to deliver safe, reliable water service in our communities while being part of a larger, stronger national organization.”

In their application, the companies detail the specific benefits of the transaction and how it will serve the public interest. Among the commitments made in the application, the companies indicate that there will be no changes to customer rates nor any job cuts or employee layoffs as a result of the merger of equals. Connecticut Water Company will maintain its headquarters in Clinton, Connecticut and keep the local leadership teams and employees that have successfully delivered on commitments to service and reliability for the customers and communities served.

On June 19, 2018, the Company withdrew the application that was originally submitted to PURA as Connecticut Water conducted a go-shop process which allowed Connecticut Water to actively solicit proposals for an alternative merger, acquisition or other strategic transaction involving the Company, as authorized by a May 30, 2018 amendment to the merger agreement. The go-shop process concluded on July 14, 2018 with no superior proposal received. Both Connecticut Water and SJW boards have reaffirmed the value and benefits of the merger of Connecticut Water and SJW Group and are moving forward to seek regulatory approval from the Authority. The application is largely the same as that which was originally filed with PURA in May, with updates to reflect any SEC filings or merger related activities since that date.

Both companies’ board of directors believe that the merger of equals is a unique opportunity that will provide benefits for customers, employees and the communities they serve.

The transaction remains subject to customary closing conditions and approvals, including the approval of the issuance of shares and the adoption of the amendment to SJW’s certificate of incorporation by SJW Group stockholders, the approval of the merger agreement by Connecticut Water shareholders, the approvals of the PURA and the MPUC, and pre-approvals of license transfers by the Federal Communications Commission. The application for approval is pending in Maine. On April 30, 2018, SJW Group and Connecticut Water announced that the Federal Trade Commission has granted early termination of the Hart Scott Rodino waiting period for the companies’ merger of equals.

Please visit the SJW Group and Connecticut Water transaction website at www.sjw-ctws.com for additional information on the merger of equals.

About SJW Group

SJW Group is a publicly traded holding company headquartered in San Jose, California. SJW Group is the parent company of San Jose Water, SJWTX, Inc. and SJW Land Company. Together, San Jose Water and SJWTX, Inc. provide water service to more than one million people in San Jose, California and nearby communities and in Canyon Lake, Texas and nearby communities. SJW Land Company owns and operates commercial real estate investments.

About CTWS

CTWS is a publicly traded holding company headquartered in Clinton, Connecticut. CTWS is the parent company of The Connecticut Water Company, The Maine Water Company, The Avon Water Company, and The Heritage Village Water Company. Together, these subsidiaries provide water service to more than 450,000 people in Connecticut and Maine, and wastewater service to more than 10,000 people in Connecticut.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the proposed business combination transaction between SJW Group and Connecticut Water Service, Inc., (“CTWS”) may not be satisfied or waived, including the risk that required approvals from the security holders of each party to the proposed transaction are not obtained; (2) the risk that the regulatory approvals required for the proposed transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the proposed transaction; (6) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or CTWS; (8) the ability of SJW Group and CTWS to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10)

unexpected costs, charges or expenses resulting from the proposed transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the registration statement on Form S-4 filed by SJW Group with the Securities and Exchange Commission (“SEC”) on April 25, 2018 in connection with the proposed transaction, as amended by that Amendment No. 1 to Form S-4 filed with the SEC on June 7, 2018 and that Amendment No. 2 to Form S-4 filed with the SEC on June 25, 2018, CTWS’s quarterly report on Form 10-Q for the period ended March 31, 2018 filed with the SEC on May 9, 2018 and SJW Group’s quarterly report on Form 10-Q for the period ended March 31, 2018 filed with the SEC on May 8, 2018.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to CTWS’s overall business and financial condition, including those more fully described in its filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in its filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither CTWS or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements except as required by law.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In response to the tender offer for all the outstanding shares of common stock of SJW Group commenced by California Water Service Group (“California Water”) through its wholly owned subsidiary, Waltz Acquisition Sub, Inc., SJW Group has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on June 15, 2018, as amended by that Amendment No. 1 to Schedule 14D-9 filed with the SEC on June 26, 2018. Investors and shareholders of SJW Group are urged to read the solicitation/recommendation statement on Schedule 14D-9 and other documents that are filed or will be filed with the SEC carefully and in their entirety because they contain important information. Investors and shareholders of SJW Group may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. These materials are also available free of charge at SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. In addition, copies of these materials may be requested from SJW Group’s information agent, Georgeson LLC, toll-free at (866) 357-4029.

ADDITIONAL IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between SJW Group and CTWS, on April 25, 2018, SJW Group filed with the SEC a registration statement on Form S-4, as amended by that Amendment No. 1 to Form S-4 filed with the SEC on June 7, 2018 and that Amendment No. 2 to Form S-4 filed with the SEC on June 25, 2018, that includes a joint proxy statement of SJW Group and CTWS that also constitutes a prospectus of SJW Group. These materials are not yet final and may be amended. SJW Group and CTWS will also each file a GREEN proxy card with the SEC, and SJW Group and CTWS may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, registration statement on Form S-4 or any other document which SJW Group or CTWS may file with the SEC. Investors and shareholders of SJW Group and CTWS are urged to read the registration statement on Form S-4, the joint proxy statement/prospectus and all other relevant documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain or will contain important information about the proposed transaction and related matters. Investors and shareholders of SJW Group and CTWS may obtain free copies of the registration statement on Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and CTWS through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by CTWS are available free of charge on CTWS’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, CTWS and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and CTWS securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding CTWS’s directors and officers is available in CTWS’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and CTWS. These documents are available free of charge from the sources indicated above.

Connecticut Water Contacts	SJW Group Contacts
Daniel J. Meaney, APR Director, Corporate Communications 860-664-6016 dmeaney@ctwater.com	Jayme Ackemann Director, Corporate Communications (408) 918-7247 jayme.ackemann@sjwater.com

Media Joele Frank, Wilkinson Brimmer Katcher Sharon Stern / Barrett Golden / Joseph Sala, 212-355-4449	Media Abernathy MacGregor Ian Campbell, (213) 630-6550, idc@abmac.com Chuck Dohrenwend, (212) 371-5999, cod@abmac.com Kendell Moore, (212) 371-5999, kem@abamac.com

Maine Water Richard Knowlton President 207-282-1543 rknowlton@mainewater.com

Investors Morrow Sodali, LLC Mike Verrechia / Bill Dooley, 800-662-5200 CTWS@morrowsodali.com	Investors Andrew Walters Chief Administrative Officer (408) 279-7818 andrew.walters@sjwater.com Georgeson LLC William Fiske / Edward Greene 212-440-9800; 866-357-4029, SJW@Georgeson.com